                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                        Corn Products International, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
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                         (Title of Class of Securities)

                                    219023108
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                                 (CUSIP Number)

                                  May 14, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

CUSIP No. 219023108
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Mr. Ignacio Aranguren-Castiello
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) X
     (b)
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3.   SEC Use Only
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     Citizenship or Place of Organization
4.
     Mexico
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                  5.   Sole Voting Power                     1,500
Number of       ----------------------------------------------------------------
Shares
Beneficially      6.   Shared Voting Power                 613,500
Owned by        ----------------------------------------------------------------
Each
Reporting         7.   Sole Dispositive Power                1,500
Person          ----------------------------------------------------------------
With
                  8.   Shared Dispositive Power            613,500
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     Aggregate Amount Beneficially Owned by Each Reporting Person
9.
     615,000 Shares of Common Stock
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)
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     Percent of Class Represented by Amount in Row (9)
11.
     1.7%
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     Type of Reporting Person (See Instructions)
12.
     IN
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CUSIP No. 219023108
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Inmobiliaria Persifone, S.A. de C.V.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) X
     (b)
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3.   SEC Use Only
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     Citizenship or Place of Organization
4.
     Mexico
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                  5.   Sole Voting Power                        0
Number of       ----------------------------------------------------------------
Shares
Beneficially      6.   Shared Voting Power                200,000
Owned by        ----------------------------------------------------------------
Each
Reporting         7.   Sole Dispositive Power                   0
Person          ----------------------------------------------------------------
With
                  8.   Shared Dispositive Power           200,000
--------------------------------------------------------------------------------
     Aggregate Amount Beneficially Owned by Each Reporting Person
9.
     200,000 Shares of Common Stock
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)
--------------------------------------------------------------------------------
     Percent of Class Represented by Amount in Row (9)
11.
     .5%
--------------------------------------------------------------------------------
     Type of Reporting Person (See Instructions)
12.
     CO
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CUSIP No. 219023108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Tesoreria y Valores, S.A. de C.V.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) X
     (b)
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3.   SEC Use Only
--------------------------------------------------------------------------------
     Citizenship or Place of Organization
4.
     Mexico
--------------------------------------------------------------------------------

                  5.   Sole Voting Power                     0
Number of       ----------------------------------------------------------------
Shares
Beneficially      6.   Shared Voting Power             413,500
Owned by        ----------------------------------------------------------------
Each
Reporting         7.   Sole Dispositive Power                0
Person          ----------------------------------------------------------------
With
                  8.   Shared Dispositive Power        413,500
--------------------------------------------------------------------------------
     Aggregate Amount Beneficially Owned by Each Reporting Person
9.
     413,500 Shares of Common Stock
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)
--------------------------------------------------------------------------------
     Percent of Class Represented by Amount in Row (9)
11.
     1.1%
--------------------------------------------------------------------------------
     Type of Reporting Person (See Instructions)
12.
     CO
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ITEM 1(A). NAME OF ISSUER:

         Corn Products International, Inc., a Delaware corporation (the
"Company")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         5 Westbrook Corporate Center
         Westchester,  IL  60154

ITEM 2(A). NAME OF PERSON FILING:

         This statement is filed on behalf of each of the following:

         Mr. Ignacio Aranguren-Castiello
         Inmobiliaria Persifone, S.A. de C.V.
         Tesoreria y Valores, S.A. de C.V.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The address of principal business office of Mr. Ignacio
Aranguren-Castiello is:

         Lopez Cotilla 2032
         Guadalajara, Jalisco, Mexico

         The address of principal business office of Inmobiliaria Persifone,
S.A. de C.V., is

         Lopez Cotilla 2032
         Guadalajara, Jalisco, Mexico

         The address of principal business office of Tesoreria y Valores, S.A.
de C.V., is

         Lopez Cotilla 2032
         Guadalajara, Jalisco, Mexico

ITEM 2(C). CITIZENSHIP:

         The citizenship of Mr. Ignacio Aranguren-Castiello, Inmobiliaria
         Persifone, S.A. de C.V., and Tesoreria y Valores, S.A. de C.V. is
         Mexico

ITEM 2(D). TITLE OF CLASS OF SECURITIES

         This statement relates to the Issuer's Common Stock, par value $0.01 per Share.

ITEM 2(E). CUSIP NUMBER:

         219023108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13-D-1(B), OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ] Bank as defined in section 3(a)(6) of the Exchange Act;

     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
          Act;

     (d)  [ ] Investment company registered under Section 8 of the Investment
          Company Act;

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f)  [ ] An employee benefit plan or endowment fund in accordance with Rule
          13d-1(b)(1)(ii)(G);

ITEM 4.  OWNERSHIP

     (a) Amount beneficially owned:   Mr. Ignacio Aranguren-Castiello    615,000

                               Inmobiliaria Persifone, S.A. de C.V.      200,000
                               Tesoreria y Valores, S.A. de C.V.         413,500

     According to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, there were 37,007,859 shares of Common
     Stock outstanding as of October 31, 2004. The percentages set forth in this
     Item 4(b) below were derived using such number.

     (b) Percent of class

                Mr. Ignacio Aranguren-Castiello                             1.7%

                Inmobiliaria Persifone, S.A. de C.V.                         .5%

                Tesoreria y Valores, S.A. de C.V.                           1.1%

     (c) Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:
                      Mr. Ignacio Aranguren-Castiello                     1,500

                      Inmobiliaria Persifone, S.A. de C.V.                    0

                      Tesoreria y Valores, S.A. de C.V.                       0

                (ii)  Shared power to vote or to direct the vote:
                      Mr. Ignacio Aranguren-Castiello                   613,500

                      Inmobiliaria Persifone, S.A. de C.V.              200,000

                      Tesoreria y Valores, S.A. de C.V.                 413,500

                (iii) Sole power to dispose or to direct the disposition:
                      Mr. Ignacio Aranguren-Castiello                     1,500

                      Inmobiliaria Persifone, S.A. de C.V.                    0

                      Tesoreria y Valores, S.A. de C.V.                       0

                (iv)  Shared power to dispose or to direct the disposition of:
                      Mr. Ignacio Aranguren-Castiello                   613,500

                      Inmobiliaria Persifone, S.A. de C.V.              200,000

                      Tesoreria y Valores, S.A. de C.V.                 413,500

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following   [X]

         The date listed on the cover page of this filing is the date upon which the filing persons ceased to own more than 5% of the Company's outstanding shares of common stock. The filing persons have subsequently engaged in additional sales of such stock.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING

         REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      IGNACIO ARANGUREN-CASTIELLO

                                      December 16, 2004
                                      ------------------------------------------
                                                         Date

                                      /s/ Ignacio Aranguren-Castiello
                                      ------------------------------------------
                                                       Signature

                                      Ignacio Aranguren-Castiello
                                      ------------------------------------------
                                                       Name/Title

                                      INMOBILIARIA PERSIFONE, S.A. DE C.V.

                                      December 16, 2004
                                      ------------------------------------------
                                                          Date

                                      /s/ Ignacio Aranguren-Castiello
                                      ------------------------------------------
                                                        Signature

                                      Ignacio Aranguren-Castiello/Chairman & CEO
                                      ------------------------------------------
                                                       Name/Title

                                      Tesoreria y Valores, S.A. de C.V.

                                      December 16, 2004
                                      ------------------------------------------
                                                          Date

                                      /s/ Ignacio Aranguren-Castiello
                                      ------------------------------------------
                                                        Signature

                                      Ignacio Aranguren-Castiello/Chairman & CEO
                                      ------------------------------------------
                                                       Name/Title